Exhibit 4

JOLLY ROGER FUND LP
200 Connecticut Avenue
4th Floor
Norwalk, CT 06854

July 2, 2007

VIA HAND DELIVERY & FACSIMILE (314-854-3949)

Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri  63017-3406
Attn: Steven L. Frey, Corporate Secretary

RE:	Shareholder Notice Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 14a-8”) and in accordance with the definitive proxy statement of Angelica Corporation (the “Company”) released on or about October 6, 2006 to shareholders in connection with its 2006 Annual Meeting of Shareholders, Jolly Roger Fund LP, a Delaware limited partnership (the “Fund”), hereby submits this written notice (this “Notice”) to the Company of its desire to have the shareholder proposal (the “Proposal”) together with the supporting statement (the “Supporting Statement”) attached hereto in Annex A included in the Company’s proxy statement in connection with its 2007 annual meeting of shareholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the “Annual Meeting”). In accordance with Rule 14a-8 the undersigned representative of the Fund hereby represents that (i) the Fund is record and beneficial holder of at least $2,000 in market value of the Company’s shares of Common Stock (as defined below) and has held such shares for the one-year period prior to the date hereof, and (ii) the Fund intends to hold such shares through the date of the Annual Meeting.

The name and address of the Fund as we believe it to appear in the Company’s stock transfer books is Jolly Roger Fund LP, 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The Fund is the record and beneficial owner of 100 shares of common stock, $1 par value per share (“Common Stock”), of the Company and the beneficial owner of an additional 148,090 shares of Common Stock (such 148,190 shares representing approximately 1.55% of the outstanding shares of Common Stock). Pirate Capital LLC (“Pirate Capital”), whose principal business is providing investment management services, is the general partner of the Fund. The undersigned, Thomas R. Hudson Jr., is the Manager of Pirate Capital. Pirate Capital is also the investment adviser to Jolly Roger Offshore Fund LTD, an investment fund (collectively with the Fund, the “Funds”), which is the beneficial owner of 786,957 shares of Common Stock (approximately 8.21% of the outstanding shares). Mr. Hudson is also a director of Jolly Roger Offshore Fund LTD. Pirate Capital and Mr. Hudson, as the Manager of Pirate Capital, may be deemed to be the beneficial owners of the 935,147 shares of Common Stock (approximately 9.75% of the outstanding shares) that are directly owned by the Funds. In addition to the Fund’s record and beneficial ownership of shares of Common Stock sufficient to satisfy the requirements of Rule 14a-8(b)(2), additional documentary support for the Fund’s claim of beneficial ownership is set forth in Annex B attached hereto.

The Proposal and the Supporting Statement relate to the Fund’s desire to have the Board of Directors of the Company hire a nationally recognized investment banking firm to consider strategic alternatives that will enhance shareholder value. The Supporting Statement describes the Fund’s reasons for making the Proposal at the Annual Meeting. The Fund has no interest in the Proposal to be brought before the Annual Meeting other than the interest it shares in common with all other owners of Common Stock, namely, its participation through its shares of Common Stock in the creation of shareholder value. A representative of the Fund intends to appear in person at the Annual Meeting to make the Proposal.

The information included in this Notice and in the annexes attached hereto represents the Fund’s best knowledge as of the date hereof. The Fund reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Fund does not commit to update any information which may change from and after the date hereof.

If the Company believes that this Notice for any reason is defective in any respect, the Fund requests that you so notify it on or prior to 10:00 a.m. (EST) on July 16, 2007 by contacting our legal counsel, Frank E. Lawatsch, Jr. ((212) 297-5830), or Todd B. Zarin ((212) 297-2473), of Day Pitney LLP, 7 Times Square, New York, New York 10036-7311. Please be advised that neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of the Fund or any of its affiliates to the Company from and after the date hereof shall be deemed to constitute an admission by the Fund or any of its affiliates that this Notice or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by the Fund or any of its affiliates of its right to, in any way, contest or challenge any such matter.

Please direct any questions regarding the information contained in this Notice to our legal counsel, Frank E. Lawatsch, Jr., ((212) 297-5830), or Todd B. Zarin ((212) 297-2473), of Day Pitney LLP, 7 Times Square, New York, New York 10036-7311.

Very truly yours,

JOLLY ROGER FUND LP

By: Pirate Capital LLC, its General Partner

By:	/s/ Thomas R. Hudson Jr.
Name: Title: Manager

Cc:	Frank E. Lawatsch, Jr., Esq. Todd B. Zarin, Esq.

Annex A

Proposal Regarding Increasing Shareholder Value through Alternatives Outside the Ordinary Course of Business and Supporting Statement

RESOLVED, that the shareholders of Angelica Corporation recommend that the Board of Directors immediately engage a nationally recognized investment banking firm to explore all strategic alternatives (outside of the ordinary course of business) to increase shareholder value, including, but not limited to, the sale of Angelica Corporation, sales of assets or another extraordinary transaction.

Supporting Statement

Pirate Capital LLC, as the investment advisor to a number of funds, is one of the largest beneficial owners (according to its public filings) of Angelica Corporation ("AGL" or the “Company”) and has been a long-term investor in AGL. We provide this supporting statement to encourage our fellow shareholders to vote FOR the proposal regarding increasing shareholder value by consideration of a sale of the Company, sales of assets, or another extraordinary transaction and to thereby recommend that the Board and management of AGL take immediate steps, which we believe would unlock long-term shareholder value, by retaining a nationally recognized investment banking firm to explore extraordinary strategic alternatives, such as a sale of the Company, sales of assets or another extraordinary transaction.

We believe that hiring a nationally recognized investment banking firm will cause the Board and management to focus on opportunities outside the ordinary course of business that will enhance shareholder value. We continue to be impressed by the current market for mergers and acquisitions and the appetite of private equity firms. We believe that a sale process for AGL could draw interest from well capitalized strategic parties or financial buyers who are willing to pay a meaningful premium for a quality business with positive cash flows. We believe this is a good time for a transaction because the debt markets continue to support mergers and acquisitions activity.

PLEASE VOTE “FOR” THE PROPOSAL TO SEEK ALTERNATIVES OUTSIDE THE ORDINARY COURSE OF BUSINESS TO INCREASE SHAREHOLDER VALUE.

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